As filed with the Securities and Exchange Commission on September 15, 2005

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) of the Securities Exchange Act of 1934
AMERITRADE HOLDING CORPORATION
(Name of Subject Company (issuer))
THE TORONTO-DOMINION BANK
(Name of Filing Person (offeror))
Common Stock, par value $0.01 per share
(Title of Class of Securities)
03074K100
(CUSIP Number of Class of Securities)

Christopher A. Montague, Esq.
P.O. Box 1, Toronto Dominion Centre,
Toronto, Ontario, M5K 1A2
with a copy to:
Lee Meyerson, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
(212) 455-2000
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)
☑ Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑ third-party tender offer subject to Rule 14d-1
☐ issuer tender offer subject to Rule 13e-4
☐ going-private transaction subject to Rule 13e-3
☐ amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

EXHIBIT INDEX

Exhibit No.	Description
99.1	Presentation Slides relating to the investor conference call held on June 22, 2005, as revised September 14, 2005.